Exhibit 1.01

Conflict Minerals Report
Filed June 1, 2026
(For the calendar year ended December 31, 2025)

This Conflict Minerals Report is being filed by Target Corporation (“Target”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). As used in this report, consistent with the Conflict Minerals Rule, “3TG” means columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten.

Target is a retailer offering both everyday essentials and fashionable, differentiated merchandise at discounted prices. Target does not manufacture any of the products it sells. A significant portion of Target’s sales is from national brand merchandise. Approximately thirty percent of Target’s sales come from its owned and exclusive brand products. Target may be subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it may exercise over the materials, parts, ingredients, or components of some of its owned and exclusive brand products that contain necessary 3TG.

Target does not do any direct business with any smelters or refiners of 3TG. As a “downstream” company (which means a company between the smelter or refiner and the consumer), Target must rely on its vendors to provide accurate, reliable information about 3TG in its supply chain. Target also believes that, in most cases, it is several or more vendor tiers removed from the smelters and refiners of 3TG used in its products. However, through the efforts described in this Conflict Minerals Report, Target is taking measures to address some of those difficulties presented to downstream companies and to encourage responsible sourcing in its supply chain.

Reasonable Country of Origin Inquiry

For 2025, Target conducted a “reasonable country of origin inquiry” (“RCOI”) within the meaning of the Conflict Minerals Rule. To the extent applicable, Target used the same processes and procedures for its RCOI as it used for its due diligence efforts (in particular, Steps 1 and 2 of the guidance set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the Supplement on Tin, Tantalum, and Tungsten and the Supplement on Gold (the “OECD Guidance”), which are discussed below).

Target’s outreach, which is described below, included the vendors of products within the owned and exclusive brand merchandise categories that were identified as possibly containing 3TG (the “Surveyed Vendors”; these product categories are the “Surveyed Product Categories”).

Due Diligence Measures

Pursuant to the Conflict Minerals Rule, Target conducted due diligence for 2025 using the OECD Guidance framework, as discussed below.

1.    OECD Guidance Step 1. Establish Strong Company Management Systems

Target’s conflict minerals policy (the “Conflict Minerals Policy”) states that Target will not knowingly purchase or sell any owned or exclusive brand products that contain 3TG that finances armed conflict in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (together, the “Covered Countries”). The Conflict Minerals Policy also includes Target’s expectation that each of the vendors with which it contracts to manufacture will take certain actions relating to 3TG sourcing. Target’s conflict minerals policy (the “Conflict Minerals Policy”) is publicly available at https://corporate.target.com/sustainability-governance/responsible-supply-chains/human-rights/policies. The information contained on Target’s website is not incorporated by reference into this Conflict Minerals Report or Target’s Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

Target’s existing integrity hotline has been designated as a grievance mechanism for team members, vendors, and other interested parties to be able to report violations of the Conflict Minerals Policy. Reports may be made online at www.TargetIntegrityHotline.com or via telephone from the U.S. and Canada at 1-800-541-6838. Information on how to report a suspected integrity violation via telephone from outside of the U.S. and Canada is available at www.TargetIntegrityHotline.com.

The Target Risk and Compliance (“TRC”) team is responsible for managing Target’s 3TG compliance program. TRC designates dedicated employees (referred to as “team members”) to supervise the program and receives support from other Target team members in various Target functions. TRC leadership receives periodic updates regarding Target’s 3TG compliance program.

Target supplements its internal compliance team with outside professionals, including using a third party (the “Service Provider”) to collect, aggregate, and assess data from Surveyed Vendors and specialist outside legal counsel to assist with compliance efforts. Some of the activities described in this report, whether or not so indicated, are performed by the Service Provider on Target’s behalf.

Target maintains its 3TG-related records for a minimum of six years.

Target communicated its sourcing expectations relating to 3TG to the Surveyed Vendors through direct communications, information posted on Target’s vendor website, and online training. Vendors are provided with an email address at Target where they can direct questions about Target’s 3TG compliance program or Conflict Minerals Policy. Through the Service Provider, Surveyed Vendors also are offered access to a vendor education portal and contacts for questions and guidance for responding to Target’s information requests.

In addition, vendors and factories that produce owned and exclusive brand products for Target (including the Surveyed Vendors) must participate in Target’s broader social compliance program, which requires those vendors to register applicable facilities with Target and to authorize unannounced compliance audits at each facility.

As part of Target’s commitment to providing increased supply chain transparency, Target publishes a list of registered factories producing Target’s owned brand products on a quarterly basis. The list includes factories that directly produce Target’s owned brand products as well as apparel textile suppliers and wet processing facilities.

2.    OECD Guidance Step 2. Identify and Assess Risks in the Supply Chain

For 2025, through the Service Provider, Target sent requests to 392 Surveyed Vendors to complete a Conflict Minerals Reporting Template (the “Reporting Template”), which is the standard form developed by the Responsible Minerals Initiative (“RMI”) for gathering information regarding 3TG usage and related sourcing procedures. The Service Provider sent reminders to non-responsive Surveyed Vendors and notified Target if Surveyed Vendors continued to be non-responsive. TRC team members followed up with non-responsive Surveyed Vendors and requested their participation. For 2025, Target received responses from 100% of its Surveyed Vendors.

The Service Provider reviewed the responses received from the Surveyed Vendors against specific quality control flags and sent follow-up inquiries to Surveyed Vendors as appropriate. TRC team members also reviewed the responses for accuracy and followed up as appropriate.

To the extent that a completed Reporting Template identified a smelter or refiner, the Service Provider examined whether the smelter or refiner was listed as Conformant. 82 of the 84 unique smelters and refiners identified by Surveyed Vendors that provided product level information were listed as Conformant by the RMI.

3.    OECD Guidance Step 3. Design and Implement a Strategy to Respond to Identified Risks

Summaries of Surveyed Vendor responses were provided to the leadership of TRC.

To the extent applicable, Target may suspend purchases of a product from a Surveyed Vendor until that vendor locates a source of 3TG verified as coming from outside the Covered Countries or from a Conformant smelter or refiner in a Covered Country, subject to a reasonable grace period to allow the existing smelter or refiner to become Conformant. TRC tracks violations of Target’s policy by Surveyed Vendors and Target may stop doing business with Surveyed Vendors that are unwilling or unable to comply with Target’s policy.

4.    OECD Guidance Step 4. Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, Target uses and relies upon information made publicly available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant.

5.    OECD Guidance Step 5. Report on Supply Chain Due Diligence

Target files a Form SD and Conflict Minerals Report with the Securities and Exchange Commission.

Potentially In-Scope Products; Identified Smelters and Refiners

For 2025, the Surveyed Product Categories were: (1) Apparel and Home Textiles; (2) Electronics, Lighting, Kitchenware, and Small Appliances; (3) Hardware; (4) Footwear and Luggage; (5) Accessories, Jewelry, and Watches; (6) Furniture, Home Décor, Bath, and Seasonal Merchandise; (7) Patio and Grill; (8) Health and Beauty Products; (9) Toys, Sporting Goods, and Pet Supplies; and (10) Paper, Office, Stationery, and Scrapbooking. These categories are different than the six merchandise categories Target uses for purposes of its other periodic reports filed with the Securities and Exchange Commission that cover all the merchandise it sells.

Due to the challenges of tracing sources of 3TG in a multi-tier supply chain, Target was able to determine the smelters and refiners that processed only a portion of the 3TG contained in its potentially in-scope products for 2025. Target’s findings about the source of necessary 3TG in products from Surveyed Vendors for 2025 were limited by the fact that many Surveyed Vendors reported only partial supply chain information, and most vendors did not provide information about the source of necessary 3TG on an individual product basis, instead providing aggregate information for all their products. Accordingly, Target has not determined that any of its products were “DRC conflict free” within the meaning of the Conflict Minerals Rule. However, none of the necessary 3TG contained in the in-scope products was determined by Target to directly or indirectly finance or benefit armed groups in the Covered Countries.

In connection with Target’s RCOI or due diligence, as applicable, the Surveyed Vendors that provided product level information identified 84 unique smelters and refiners as having processed the 3TG contained in Target owned and exclusive brand products in 2025, as further described in the table below. Please see the notes that accompany the table for additional information concerning the data in the table.

Smelter and Refiner Information

Metal/Mineral	Conformant	Active	Smelter Look-Up List Tab Only	Total
Gold	26	0	0	26
Tantalum	5	0	0	5
Tin	34	0	2	36
Tungsten	17	0	0	17
Total	82	0	2	84

(a)The table lists only the smelters and refiners identified by Surveyed Vendors that provided Target with product level smelter and refiner information for 2025. The smelters and refiners reflected above may not be all of the smelters and refiners that processed the necessary 3TG in Target’s in-scope products, since many of the Surveyed Vendors indicated that they were unable to identify all of the smelters and refiners used to process the necessary 3TG contained in Target’s owned and exclusive brand products and many of the Surveyed Vendors provided company level smelter and refiner information. In addition, some of the identified smelters and refiners may not be in Target’s supply chain due to over-inclusiveness in the information provided by the Surveyed Vendors.

(b)The table only includes entities that were listed as smelters or refiners by the RMI on the Smelter Look-up list tab of the Reporting Template.

(c)Smelter or refiner status information in the table is as of April 10, 2026. Smelter or refiner status reflected in the table is based solely on information made publicly available by the RMI without independent verification by Target.

(d)“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment. Included smelters and refiners were not necessarily Conformant for all or part of 2025 and may not continue to be Conformant for any future period. Target does not have information on the origin of the 3TG processed by any of the Conformant smelters and refiners prior to their respective certification dates.

(e)“Active” means that a smelter or refiner is currently engaged in the RMAP but a conformance determination has yet to be made.

(f)“Smelter Look-Up List Tab Only” means that a smelter or refiner is listed on the Smelter Look-up list tab of the Reporting Template but is not listed as “Conformant” or “Active.” The RMI website notes that, due to the eligibility criteria for an RMAP assessment, smelters are sometimes removed from the Conformant list because they are no longer operational and not because they are non-conformant to the standard.

Target endeavored to determine the mine or location of origin of the newly mined 3TG processed by the Conformant smelters and refiners listed above by requesting that the Surveyed Vendors provide it with a completed Reporting Template. Target has not listed countries of origin of the minerals processed by the smelters and refiners described in the table above since it did not receive country of origin information that it determined to be reliable.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on Target’s current assumptions and expectations. These statements are typically accompanied by the words “aim,” “anticipate,” “believe,” “could,” “expect,” “may,” “might,” “seek,” “will,” “would,” or similar words. The principal forward-looking statements in this report include Target’s expected future risk mitigation efforts.

All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although Target believes there is a reasonable basis for the forward-looking statements, Target’s actual results could be materially different. The most important factors which could cause Target’s actual results to differ from its forward-looking statements are (a) the continued implementation of satisfactory traceability and other compliance measures by Target’s direct and indirect vendors on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, whether in the Covered Countries, the United States or elsewhere, and (c) those factors set forth in Target’s description of risk factors in Item 1A of Target’s Form 10-K for the fiscal year ended January 31, 2026, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made, and Target does not undertake any obligation to update any forward-looking statement.